# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 Winchester Circle #400, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001502287

## Reporting persons
- StepStone Group LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,660,612; sole dispositive power 0; shared dispositive power 2,660,612; aggregate amount beneficially owned 2,660,612 (6.6% of the class)
- StepStone Master G, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,660,612; sole dispositive power 0; shared dispositive power 2,660,612; aggregate amount beneficially owned 2,660,612 (6.6% of the class)
- StepStone VC MI-G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,660,612; sole dispositive power 0; shared dispositive power 2,660,612; aggregate amount beneficially owned 2,660,612 (6.6% of the class)

## Item 1. Issuer
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 Winchester Circle #400 Boulder, CO 80301

## Item 2. Person Filing
Name of person filing:
The name of the persons filing this report (the "Reporting Persons") are:
(i) StepStone Group LP ("StepStone");
(ii) StepStone Master G, L.P. ("Master G"); and
(iii) StepStone VC MI-G GP, LLC ("MI-G GP").

MI-G GP is the general partner of Master G. StepStone is the sole managing member of MI-G GP. StepStone is the investment manager of each of Master G and MI-G GP. StepStone Group Holdings LLC ("StepStone Group Holdings") is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

4225 Executive Square, Suite 1600
La Jolla, CA 92037
Citizenship: Each of StepStone and Master G is a limited partnership organized under the laws of the State of Delaware. MI-G GP is a limited liability company organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 40,395,478 shares of Common Stock outstanding as of April 1, 2026, as provided by the Issuer.
Percent of class: See Item 4(a) above
Sole power to vote or to direct the vote: See Item 4(a) above
Shared power to vote or to direct the vote: See Item 4(a) above
Sole power to dispose or to direct the disposition: See Item 4(a) above
Shared power to dispose or to direct the disposition: See Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- StepStone Group LP: By: StepStone Group Holdings LLC, its general partner, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone Group LP: /s/ Jennifer Y. Ishiguro, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone Master G, L.P.: By: StepStone Group LP, its investment manager, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone Master G, L.P.: By: Stepstone Group Holdings LLC, its general partner, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone Master G, L.P.: /s/ Jennifer Y. Ishiguro, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone VC MI-G GP, LLC: By: StepStone Group LP, its investment manager, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone VC MI-G GP, LLC: By: Stepstone Group Holdings LLC, its general partner, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)
- StepStone VC MI-G GP, LLC: /s/ Jennifer Y. Ishiguro, Jennifer Y. Ishiguro Partner, Chief Legal Officer (04/07/2026)